UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Fund V LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 17, 2017 (the “Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

As shareholders of Roivant, the Reporting Persons are filing this Amendment to the Schedule 13D to report the closing on January 12, 2018 (the “Second Closing”) of the second and final tranche of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”), pursuant to the subscription agreement dated October 2, 2017 (the “Subscription Agreement”), previously reported on the Schedule 13D. The Reporting Persons may be deemed to have dispositive power over and, therefore, beneficial ownership of, the Preferred Shares acquired by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Preferred Shares and are not party to any agreement with the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 55,068,662 Common Shares issued and outstanding as of January 11, 2018, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021), subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

The Reporting Persons will not beneficially own the Common Shares underlying the Preferred Shares until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. The Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing (October 16, 2021), subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

Dr. Keith Manchester serves as a director of the Issuer. Dr. Manchester holds 91,915 stock options for Common Shares awarded to him, which he holds for the benefit of certain funds under the management of QVT Financial, including the Fund.

Each of the Covered Persons, Reporting Persons and Dr. Manchester disclaim beneficial ownership of the Common Shares and the Preferred Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends the Schedule 13D to add the following immediately before the final paragraph of Item 6:

Pursuant to the Subscription Agreement, following the requisite approval of the shareholders of the Issuer at a shareholder meeting held on January 11, 2018, and satisfaction of the applicable closing conditions at the Second Closing on January 12, 2018, the Issuer issued 664,000 Preferred Shares to Roivant for an aggregate purchase price of $66.4 million.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

QVT FINANCIAL LP By: QVT Financial GP LLC, its General Partner			QVT FUND V LP By: QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory